UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 1, 2006

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

Patni’s CY2005 Revenues up 38% at

US$ 450.3 million (Rs. 20,242 million)

Net Income higher by 11.3% at US$ 60.9 million (Rs. 2,736 million)

Mumbai, 01 February 2006: Patni Computer Systems Limited (Patni) today announced its financial results for the year and fourth quarter ended 31 December 2005.

Performance Highlights

Annual Performance (CY 2005 v/s. CY 2004):

•      Revenues increased by 37.9% to US$ 450.33 million (Rs. 20,242.42 million) from US$ 326.58 million (Rs. 14,131.19 million).

•      Gross Profit expanded by 30.4% to US$ 161.85 million (Rs. 7,275.21 million) from US$ 124.12 million (Rs. 5,370.68 million).

•      Operating income was higher by 15.8% at US$ 70.43 million (Rs. 3,165.79 million).

•      Net income was up 11.3% to US$ 60.87 million (Rs. 2,735.96 million) from US$ 54.68 million (Rs. 2,366.18 million).

•      The Patni Board declared a dividend of 125%.

Sequential Quarter Review (Q4 2005 v/s. Q3 2005):

•      Revenues increased by 4.8% to US$ 123.90 million (Rs. 5,569.37 million) from US$ 118.28 million (Rs. 5,197.09 million).

•      Gross Profit was higher by 9.2% to US$ 44.51 million (Rs. 2,000.54 million) from US$ 40.76 million (Rs. 1,790.78 million).

•      Operating income was up 1.4% at US$ 18.06 million (Rs. 811.85 million) compared to US$ 17.82 million (Rs. 782.78 million).

•      Net income was at US$ 14.70 million (Rs. 660.93 million) compared to US$ 16.24 million (Rs. 713.58 million).

Corresponding Quarter Review (Q4 2005 v/s. Q4 2004):

•      Revenues increased by 33.6 % to US$ 123.90 million (Rs. 5,569.37 million) from US$ 92.73 million (Rs. 4,012.49 million).

•      Gross Profit grew 31.1% at US$ 44.51 million (Rs. 2,000.54 million) compared to US$ 33.96 million (Rs. 1,469.39 million).

•      Operating income increased by 4.4% at US$ 18.06 million (Rs. 811.85 million) compared to US $ 17.30 million (Rs. 748.55 million).

•      Net income was at US$ 14.70 million (Rs. 660.93 million) from US$ 15.72 million (Rs. 679.99 million).

Business Analysis

•      Revenue contribution from GE reduced to 22.1% in CY 2005 from 31.7% in CY 2004; and to 17.7% in Q4 2005. Revenues from clients other than GE were higher by 57.3% in CY 2005.

•      U.S. revenues increased by 33.2% in CY 2005; overall, non-U.S. regions grew 71.2% across Europe, Japan, Asia Pacific and all other regions.

•      Offshore effort contribution was higher at 64.6% in CY 2005 from 63.4% in CY 2004.

Key Corporate Developments in CY 2005:

•      ADS offering completed successfully - 7.9 million ADSs subscribed at US$ 20.34 each; primary offering created cash flow of approx. US$ 119 million for Patni.

•      Patni was selected to provide Global Application Development Services to ABN AMRO.

•      Infrastructure expansion initiatives were made across several locations in India.

Future Outlook:

•      Q1 2006 revenues expected to grow by approx. 2% to US$ 126.4 million; net income expected to be 19.0-22.4% higher at US$ 17.5-18.0 million.

•      CY 2006 revenues expected to grow by 23.9-24.8% to US$ 558-562 million; net income expected to be 40.5-45.4% higher at US$ 85.5-88.5 million.

Notes to this release:

•      Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the financial year and fourth quarter ended 31 December 2005.

•      U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

•      Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•      Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

Performance synopsis

During the calendar year ended 31 December 2005, Patni’s revenues stood at US$ 450.33 million (Rs. 20,242.42 million), higher by 37.9% over US$ 326.58 million (Rs. 14,131.19 million) in CY 2004. Gross profit was at US$ 161.85 million (Rs. 7,275.21 million), a rise of 30.4% from US$ 124.12 million (Rs. 5,370.68 million). Operating income and income before income taxes (PBT) reported during the year were at US$ 70.43 million (Rs. 3,165.79 million) and US$ 74.67 million (Rs. 3,356.38 million) respectively, higher by 15.8% and 19.7% compared to the previous year. Net income was at US$ 60.87 million (Rs. 2,735.96 million), up 11.3% compared to US$ 54.68 million (Rs. 2,366.18 million). Diluted EPS for the year was at US$ 0.48 (Rs. 21.76) in CY 2005, up from US$ 0.44 (Rs. 19.23) in CY 2004.

In the fourth quarter ended December 31 2005, Patni’s revenues were at US$ 123.90 million (Rs. 5,569.37 million), higher by 33.6% compared to US$ 92.73 million (Rs. 4,012.49 million) in Q4 2004. Gross profit was at US$ 44.51 million (Rs. 2,000.54 million), an increase of 31.1% from US$ 33.96 million (Rs. 1,469.39 million). Operating income and income before income taxes (PBT) reported during the quarter were at US$ 18.06 million (Rs. 811.85 million) and US$ 18.68 million (Rs. 839.54 million) respectively, 4.4% and 5.6% higher than the corresponding quarter last year. Net income was at US$ 14.70 million (Rs. 660.93 million) compared to US$ 15.72 million (Rs. 679.99 million). Diluted EPS for the quarter was at US$ 0.13 (Rs. 5.66).

Management comments

Commenting on the Q4 2005 performance, Mr. Narendra K Patni, Chairman and CEO, Patni Computer Systems Ltd., said, “Our performance in CY 2005 once again underscores Patni’s ability to deliver sustained growth by leveraging the advantages of its unique and highly scalable business model. During the year being reviewed, we successfully integrated the operations of Cymbal, which showed significant growth as Patni’s telecom vertical; we consolidated our existing verticals while creating growth opportunities in several emerging areas; we reduced our revenue contribution from both the U.S. region and our largest client GE; we increased our offshore contribution ratio further; and at the same time we continued to invest in our market facing resources and delivery infrastructure.

The successful completion of our ADS offering provides further impetus to our organizational initiatives, both in terms of augmenting our capital resources and improving our visibility in the largest market for our services.

Moving into CY 2006, we continue to explore and drive further growth opportunities and expect to continue with our strong track record.”

Speaking on the occasion, Mr. Deepak Sogani, Chief Financial Officer, Patni, added: “In CY 2005, we have made significant progress towards our objective of creating sustainable growth opportunities through the delivery of a comprehensive basket of high quality IT services. During the year under review, we have expanded our existing offerings and invested in the right areas to expand the further potential for growth.

Patni’s operations grew in line with our expectations and the guidance shared with investors. However, we have re-assessed payroll and related taxes in regard to our international operations and some provision for the entire year has been made in Q4 2005.

Subsequent to our ADS offering, we now have a much larger cash reserve of US$ 290 million that will be actively invested in augmenting growth. We now enter the next fiscal year with a much stronger run rate of business and we are confident that we will maintain our growth trend from a growing number of clients, services and geographies and an overall improvement in our business metrics.”

Corporate developments in CY 2005

ADS offering completed successfully

Patni successfully completed a combined offering of primary and sponsored secondary American Depository Shares in December 2005. A large number of high quality investors subscribed to the 7,906,250 ADSs on offer at a price of US$ 20.34 each. Each ADS represents two underlying equity shares of Rs. 2 each. The primary ADS offering of 6,156,250 ADSs (inclusive of the greenshoe option) aggregated to about US$ 119 million, net of underwriting commissions. These cash flows will supplement the resources required for the development of new infrastructure facilities and other general corporate purposes.

Patni selected to provide Global Application Development Services to ABN AMRO

Patni announced that it has been awarded an Application Development Outsourcing contract by a leading international bank, ABN AMRO. Patni is one of the five preferred partners to support the bank’s IT needs.

Global customer forum - PatniConnect

Patni successfully concluded its second annual customer forum - ‘PatniConnect 2005’ - in the U.S. The Patni leadership team interacted with IT and business leaders representing its customer organizations, and with other pre-eminent industry analysts and professionals who presented their valuable perspectives.

Expansion in leadership resources

Patni announced the appointment of Louis Theodoor van den Boog as an independent director on the Company’s board. Mr. van den Boog has more than 20 years of experience in the software industry, including M&A, public offerings, and funding through private equity and venture capital.

Vijay Khare was given the role of Chief Administrative Officer in addition to his continuing position as Patni’s Global Delivery Coordinator. He is responsible for effecting improvements in Patni’s operational and organizational backbone to support the growth prospects.

Infrastructure expansions

In February 2005, Patni announced its plans to set up a new 2,000-seat facility in Pune. The Company has earmarked an investment of Rs. 1 billion for this initiative. Infrastructure expansion at the two Knowledge Parks in Navi Mumbai and Chennai progressed as per plan. While Phase I at SIPCOT Park, Chennai was fully commissioned in September 2005, the initial facility at Airoli, Navi Mumbai is expected to be operational by Q2 2006. In addition, Patni has announced plans to expand its Hyderabad facilities to support its fast growing telecom business.

In Q2 2005, Patni opened an office at Amsterdam to address the Benelux market. Patni’s European business continues to show significant expansion and the Company already has an established base of clients in Europe.

Management Discussion & Analysis of Performance

Restatement of accounts - current quarter

For the purposes of accounting for payroll and other related taxes for its international operations, the Company has reassessed the amounts provided in its books. Accordingly, the Company has restated the financial statements for fiscal years 2001, 2002, 2003, 2004 and 2005 with a cumulative charge of approx. US$ 11.4 million, including a charge of approx. US$ 1.4 million in CY 2005.

Revenues

In CY 2005, Patni’s revenues were higher by 37.9% at US$ 450.33 million (Rs. 20,242.42 million) compared to US$ 326.58 million (Rs. 14,131.19 million) achieved in CY 2004. During the year, revenue growth achieved in the ongoing, established business streams was augmented by a number of distinctive vertical and technology practices. The year also saw Patni drive significant growth from several new regions and clients, leading to a reduction in business concentration. Overall, the growth in Patni’s business was driven by higher delivery volumes, some shift towards offshore contribution and marginally higher realized rates.

Patni’s Q4 2005 revenues were higher by 4.8% sequentially to US$ 123.90 million (Rs. 5,569.37 million) from US$ 118.28 million (Rs. 5,197.09 million) in the preceding quarter. Growth achieved this quarter was in line with both the management’s expectations. Key highlights for the quarter were continued offshore growth; reduction in client concentration; and robust performance delivered by the telecom and product engineering practices.

Q4 2005 revenues improved by 33.6% compared to the corresponding quarter last year.

Cost of revenues

In CY 2005, Patni’s cost of revenues increased to US$ 278.07 million (Rs. 12,499.15 million), up 43.8% from US$ 193.44 million (Rs. 8,370.08 million) last year. During the year, Patni expanded the number of its client-facing strategic business units; enhanced its vertical focus; commissioned new facilities and expanded existing facilities; committed more sales and marketing resources; and increased its employee strength by over 2,000 people. Cost of revenues also increased due to salary revisions and higher sub-contractor costs.

Cost of revenues during Q4 2005 was up 2.4% at US$ 76.55 million (Rs. 3,440.81 million), as compared to US$ 74.75 million (Rs. 3,284.55 million) in Q3 2005.

On a corresponding quarter comparison basis, cost of revenues expanded by 36.5%, primarily due to the business growth related expansion of corporate resources and physical infrastructure.

Depreciation on direct assets

Depreciation charged on direct assets increased by 15.4% during CY 2005 to US$ 10.41 million (Rs. 468.06 million). While Patni continues to add to its asset base to support its ongoing growth initiatives, some of the planned facilities are currently in pre-commissioning stages and therefore not being depreciated at present.

In Q4 2005, depreciation on direct assets was higher by 2.8% sequentially at US$ 2.85 million (Rs. 128.02 million) from US$ 2.77 million (Rs. 121.76 million) in Q3 2005. On a corresponding quarter basis, it was higher by 6.5%. In the second half of last year, accelerated depreciation had been charged at the previous Chennai facility before the operations shifted to the Knowledge Park premises, increasing the base.

Gross profit

Gross profit during CY 2005 was higher by 30.4% at US$ 161.85 million (Rs. 7,275.21 million).

In Q4 2005, gross profit rose by 9.2% to US$ 44.51 million (Rs. 2,000.54 million) compared to US$ 40.76 million (Rs. 1,790.78 million) in the previous sequential quarter. Compared to the corresponding quarter last year, gross profit was higher by 31.1%.

SG&A expenses

During CY 2005, Patni’s selling, general and administrative (SG&A) expenses were at US$ 85.08 million (Rs. 3,824.39 million), higher by 45.7% over the previous year. Sales and marketing expenses increased by 55.6% to US$ 36.06 million (Rs. 1,620.97 million) and G&A expenses were higher by 39.2% at US$ 49.02 million (Rs. 2,203.42 million) during the year. Several initiatives were undertaken at Patni, with the objective of creating organizational improvements to deliver the next level of growth. Their implementation resulted in an increase in expenditure in a few specific areas.

•      Increased salary costs following the expansion in front-end sales teams and recruitment of several experienced domain-focused sales people, as well as the front-ended costs of their recruitment.

•      Engagement of external consultants for enhancing organizational efficiencies, cost reduction and overall operating improvements.

•      Greater focus on brand building, deepening client engagements and global marketing initiatives.

In Q4 2005, sales and marketing expenses were lower by 0.9% at US$ 9.49 million (Rs. 426.39 million), compared to US$ 9.58 million (Rs. 420.78 million) in the previous sequential quarter. G&A expenses were higher by 8.2% at US$ 13.49 million (Rs. 606.55 million) compared to US$ 12.47 million (Rs. 548.00 million).

On a corresponding quarter basis, sales and marketing expenses have increased by 53.9% while G&A expenses are up 29.6%.

Depreciation on SG&A assets

During CY 2005, depreciation provided on Patni’s SG&A assets was higher by 107.8% to US$ 4.80 million (Rs. 215.75 million) compared to CY 2004.

In Q4 2005, depreciation on Patni’s SG&A assets was at US$ 1.35 million (Rs. 60.76 million), higher by 9.1% compared to the previous sequential quarter and by 120.7% from the corresponding quarter last year.

Provision for doubtful debts

In CY 2005, there was a net credit of US$ 0.15 million (Rs. 6.83 million) in the provisioning for doubtful debts and advances. In CY 2004, Patni had provided US$ 0.50 (Rs. 21.45 million). Patni’s days’ sales outstanding (DSO) for the year under review improved significantly, leading to a lower requirement for debtors’ provisioning.

In Q4 2005, a net credit of US$ 0.23 million (Rs. 10.20 million) in the provisioning for doubtful debts compared to a provision of US$ 0.20 million (Rs. 8.58 million) in Q3 2005. In the corresponding quarter last year, Patni had made a similar credit of US$ 0.19 million (Rs. 8.25 million) in its debtors’ provisioning to balance the excess provisions in the first three quarters of the year.

Foreign exchange gain / loss

During CY 2005, Patni booked a forex loss of US$ 1.69 million (Rs. 76.11 million) compared to a loss of US$ 2.08 million (Rs. 90.08 million) in the previous year.

During Q4 2005, Patni recorded a foreign exchange loss of US$ 2.34 million (Rs. 105.21 million) as against a gain of US$ 0.54 million (Rs 23.80 million) reported in Q3 2005. In Q3

2005, there had been some gains against realizations on forward cover contracted at higher rates. Patni had recorded a foreign exchange gain of US$ 0.34 million (Rs. 14.71 million) in Q4 2004.

Operating income

In CY 2005, Patni’s operating income increased by 15.8% to US$ 70.43 million (Rs. 3,165.79 million) from US$ 60.84 million (Rs. 2,632.67 million). Operating margin during the year was 15.6% of revenues.

In Q4 2005, operating income was higher by 1.4% sequentially at US$ 18.06 million (Rs. 811.85 million) compared to US$ 17.82 million (Rs. 782.78 million) in the preceding quarter. Operating income was 4.4% higher as compared to the corresponding quarter last year. Operating margin was at 14.6% in Q4 2005 compared to 15.1% in Q3 2005.

Other income

Other income (including interest and dividend income, net of interest expenses, profit / loss on the sale of investments and other income) was at US$ 4.24 million (Rs. 190.59 million) in CY 2005, higher by 65.8% compared to CY 2004.

Other income (including interest and dividend income, net of interest expenses, profit / loss on sale of investments and other income) was at US$ 0.62 million (Rs. 27.70 million) in Q4 2005, lower by 60.6% from US$ 1.56 million (Rs. 68.69 million) in Q3 2005 and higher by 57.6% compared to the corresponding quarter last year. During Q4 2005, Patni had a net non-operating gain of about US$ 1.8 million. This gain includes profit on sale of land and forex losses on account of unutilized ADS proceeds. However, Patni provided for interest of US$ 1.1 million on account of the re-assessed liability for payroll and related taxes, which was entirely accounted for during Q4 2005. Further, other expenses (largely financial in nature), adjusted against other income in Q4 2005, were higher by US$ 0.6 million as compared to Q3 2005. In the preceding quarter, Patni had recorded a profit of about US$ 1.0 million from the sale of some investments.

Profit before tax

Patni’s income before income taxes in CY 2005 was at US$ 74.67 million (Rs. 3,356.38 million) compared to US$ 62.38 million (Rs. 2,699.15 million), an increase of 19.7%. Profit before tax in Q4 2005 was US$ 18.68 million (Rs. 839.54 million), which was lower by 3.6% over the previous sequential quarter and higher by 5.6% over the corresponding quarter last year.

Income taxes

Provision for income taxes in CY 2005 was at US$ 13.80 million (Rs. 620.43 million), up 79.4% compared to US$ 7.70 million (Rs. 332.97 million) last year.

In Q4 2005, Patni provided US$ 3.97 million (Rs. 178.62 million) for taxation, compared to US$ 3.14 million (Rs. 137.89 million) in Q3 2005. The income tax provision in Q4 2005 was 101.1% higher than the corresponding quarter last year. Approx. US$ 1.0 million of this rise is on account of the additional payroll and related tax provisions on a sequential quarter comparison basis and approx. US$ 1.4 million when compared to the corresponding quarter last year.

Net income

Net income in CY 2005 was higher by 11.3% at US$ 60.87 million (Rs. 2,735.96 million) compared to US$ 54.68 million (Rs. 2,366.18 million) in CY 2004.

Net income in Q4 2005 was lower by 9.5% at US$ 14.70 million (Rs. 660.93 million) compared to US$ 16.24 million (Rs. 713.58 million) in Q3 2005. Net income in Q4 2005 was impacted by approx. US$ 1.4 million due to the reassessed provision for payroll and other related taxes and foreign exchange related losses were higher than expected by approx. US$ 0.7 million. In addition, net exceptional non-operating income of US$ 1.0 million was realized during the quarter under review.

Net income in Q4 2005 was lower by 6.4% compared to the corresponding quarter last year.

Earnings per share

Diluted earnings per share for CY 2005 were at US$ 0.48 per share (Rs. 21.47 per share) and at US$ 0.11 per share (Rs. 5.09 per share) for the quarter under review.

Balance Sheet / Cash Flow perspective

The days’ sales outstanding (DSO) levels were at 60 days in CY 2005 compared to 80 days in CY 2004 and at 60 days in Q4 2005, compared to 62 days in Q3 2005 and 71 days in Q4 2004.

Cash and cash equivalents, including short-term investments, at the end of CY 2005 were at US$ 290.59 million (Rs. 13,062.02 million) compared to US$ 162.77 million (Rs. 7,042.9 million) at the close of the previous year. During the year, Patni’s cash increased due to the inflow of US$ 118.78 million (Rs. 5,339.16 million), net of underwriting commissions and issue-related expenses, from the recently concluded ADS offering and net cash of US$ 75.08 million (Rs. 3,374.85 million) generated by Patni’s operations. During the year under review, Patni also used US$ 55.78 million (Rs. 2,507.31 million) towards its ongoing capital expenditure program.

Revenue analysis

Top clients

During CY 2005, Patni’s client concentration reduced significantly - with its top client GE contributing 22.1% of revenues compared to 31.7% in the previous year. GE revenues during CY 2005 were marginally under US$ 100 million compared to approx. US$ 103.6 million in CY 2004. During the final quarter of CY 2005, Patni re-classified its revenues from Genworth, previously a GE Group company, as non-GE business following its sale by GE. Including Genworth’s revenues in Q4 2005 on a pro-forma basis, GE’s aggregate revenue contribution would be at the same level as in CY 2004.

Revenues from the top 10 clients (excluding GE) were higher by 37.8% during CY 2005. Revenues from clients outside the top 10 grew by 80.6% during the year.

During Q4 2005, revenues from GE declined by 20.9% as compared to the previous sequential quarter largely on account of the re-classification of Genworth’s revenues. Including Genworth revenues for Q4 2005 on a pro-forma basis, revenues from GE would be lower by approx. 5% as compared to Q3 2005. During Q3 2005, GE revenues had shown significant expansion on account of some specific project opportunities. Revenue contribution from GE was at 17.7% during Q4 2005 compared to 23.4% in Q3 2005 and 27.2% in Q3 2004. Revenue contribution from GE continues to show a downward trend as Patni expands its other engagements and adds more clients. During Q4 2005, ex-GE revenues were higher by 12.6% over Q3 2005 and by 51.0% over Q4 2004.

Revenue contribution from top 10 clients (excluding GE) was at 39.2% during Q4 2005 compared to 37.8% in Q3 2005 and 37.4% in Q4 2004.

Revenues from clients outside the top 10 showed a rise of 16.3% compared to the previous sequential quarter and increased by 63.0% compared to the corresponding quarter last year.

Active / million-dollar relationships

The number of million-dollar relationships increased to 61 at the close of CY 2005 and Q4 2005 from 46 at the close of CY 2004 and 60 at the close of the previous sequential quarter.

Client acquisition data

In CY 2005, Patni added 74 new clients and its active relationships increased to 199 at the close of the year. During Q4 2005, 19 new clients were added in the continuing business, compared to 18 in the sequentially preceding quarter and 17 during Q4 2004.

Vertical focus

Patni continues to achieve greater vertical diversification in its revenue streams. During CY 2005, revenues from the insurance, manufacturing and financial services verticals were higher by 16.7%, 6.7% and 15.1% respectively compared to CY 2004. However, their combined contribution reduced to 65.6% of revenues in CY 2005 from 80.3% in CY 2004.

During CY 2005, strong growth was recorded in Patni’s telecom vertical, other vertical lines and the product engineering technology practice.

The product engineering practice continues to be a key growth area for Patni. This practice grew by 124.5% in CY 2005 and its contribution to revenues increased from 4.6% in CY 2004 to 7.5% in CY 2005. During Q4 2005, this practice grew by 43.7% compared to Q3 2005 and by 161.1% compared to Q2 2004. In Q4 2005, its contribution was 9.7% to Patni’s revenues.

Geographical contribution

During CY 2005, Patni’s U.S.-based revenues grew by 33.2%. In addition, Patni saw significant growth from several other regions - Europe grew 59.8%, Japan by 75.6%, Asia Pacific (ex-Japan) by 62.9% and Rest of the World by 253.6%. As a result U.S. contribution to revenues reduced from 87.8% in CY 2004 to 84.8% in CY 2005.

During Q4 2005, U.S. revenues were higher by 4.8% sequentially and 30.6% over the corresponding quarter last year. Revenues from the U.S. contributed 84.3% to the overall revenues in Q4 2005.

Fixed price / T&M contracts

In CY 2005, revenues from T&M and fixed price contracts contributed 59.5% and 40.5% respectively, growing by 42.9% and 31.1% respectively compared to CY 2004.

In Q4 2005, revenues from fixed price contracts contributed 39.3% to overall revenues as compared to 43.4% in Q3 2005 and 39.6% in Q4 2004. T&M project revenues were higher by 12.3% and 34.3% compared to the previous sequential quarter and the corresponding quarter last year.

- ENDS -

About Patni Computer Systems Ltd:

About Patni:

Patni Computer Systems Limited (NYSE: PTI, BSE: PATNI COMPUT, NSE: PATNI) is a leading Indian provider of information technology services. Patni offers its services through industry-focused practices, including insurance, manufacturing, financial services, and telecommunications, and through technology-focused practices.

Patni’s service lines include application development, application maintenance and support, packaged software implementation, infrastructure management services, product engineering services, business process outsourcing and quality assurance services.

For more information on Patni, please visit www.patni.com.

Attached Results and analysis tables

•      Consolidated Statement of Income (US$)

•      Consolidated Statement of Income (INR): based on convenience translation

Details of the schedule of events are as follows:

Conference ID: 4724597#	Conference ID: 4724597#

Earnings Release over the wire services	• Morning of February 01 2006 (Night of January 31 2006 ET, afternoon of February 01 2006 Singapore local time)

Earnings Call Timing	• 6:00-7:00 pm IST (7:30-8:30 am ET, 8:30-9:30 pm Singapore local time) on Wednesday, February 01 2006

India Toll	• +91 22 2781 2277/ 5591 7977

Toll free dial-in for International Participants	• US: 877-209-0463 • UK: 0800-917-4860 • Singapore: 800-101-1350 • Hong Kong: 800-901-700 • Japan: 00531-16-0205 • US / International Toll number: +1-706-643-0283

India Playback Facility	• Available from 1 February - 4 February 2006 at: +91-22-2788 0506/ 5591 7979

Playback Facility for US/ International Participants	• Available from 1 February - 4 February 2006 at: US Toll-free: 800-642-1687 International Toll number: +1-706-645-9291

Audio webcast on www.patni.com	• Available live and an archive of the event can be accessed till February 16, 2006.

FOR MORE INFORMATION PLEASE CONTACT:

Indian investors:

Gurpreet Singh, Patni Computer Systems at +91-22-5693 0500; investors@patni.com

Vaishali Kariya, Patni Computer Systems at +91-22-5693 0500; investors@patni.com

Shiv Muttoo, Citigate Dewe Rogerson at +91-22-4007 5000; shiv@cdr-india.com

U.S. investors:

Gaurav Agarwal, Patni Computer Systems at +1-617-914-8000; investors@patni.com

Safe Harbor:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.  The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.   The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

PATNI COMPUTER SYSTEMS LIMITED

CONSOLIDATED STATEMENT OF INCOME (US$ ‘000)

Particulars	2005	2004	Shift %	Q4 2005	Q4 2004	Shift %	Q3 2005	Shift %

Revenues	450,332	326,582	37.9	123,902	92,731	33.6	118,277	4.8
Cost of revenues	278,068	193,438	43.8	76,547	56,098	36.5	74,751	2.4
Depreciation	10,413	9,023	15.4	2,848	2,675	6.5	2,771	2.8
Gross Profit	161,851	124,120	30.4	44,506	33,959	31.1	40,755	9.2
Sales and marketing expenses	36,062	23,177	55.6	9,486	6,162	53.9	9,576	(0.9)
General and administrative expenses	49,019	35,211	39.2	13,494	10,415	29.6	12,472	8.2
Depreciation	4,800	2,310	107.8	1,352	612	120.7	1,239	9.1
Provision for doubtful debts and advances	(152)	498	(130.5)	(227)	(191)	19.0	195	(216.3)
Foreign exchange (gain) / loss, net	1,693	2,082	(18.7)	2,341	(340)	(788.7)	(542)	(532.1)
Operating income	70,429	60,843	15.8	18,061	17,300	4.4	17,815	1.4
Initial public offering related expenses	—	(1,021)	(100.0)	—	—	—	—	—
Other income / (expense), net	4,240	2,558	65.8	616	391	57.6	1,563	(60.6)
Income before income taxes	74,669	62,379	19.7	18,677	17,691	5.6	19,378	(3.6)
Income taxes	13,803	7,695	79.4	3,974	1,976	101.1	3,138	26.6
Net income	60,867	54,684	11.3	14,704	15,715	(6.4)	16,240	(9.5)
Earning per share
- Basic	$0.48	$0.44		$0.12	$0.13		$0.13
- Diluted	$0.48	$0.44		$0.11	$0.12		$0.13

CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars	2005	2004	Q4 2005	Q4 2004	Q3 2005
Exchange rate	44.95	43.27	44.95	43.27	43.94
Revenues	20,242,420	14,131,187	5,569,374	4,012,483	5,197,093
Cost of revenues	12,499,151	8,370,082	3,440,809	2,427,339	3,284,553
Depreciation	468,056	390,426	128,020	115,756	121,759
Gross Profit	7,275,214	5,370,678	2,000,544	1,469,387	1,790,781
Sales and marketing expenses	1,620,971	1,002,856	426,387	266,625	420,778
General and administrative expenses	2,203,423	1,523,568	606,547	450,666	547,998
Depreciation	215,754	99,948	60,755	26,503	54,447
Provision for doubtful debts and advances	(6,830)	21,557	(10,204)	(8,251)	8,576
Foreign exchange (gain) / loss, net	76,107	90,080	105,213	(14,706)	(23,800)
Operating income	3,165,790	2,632,669	811,847	748,552	782,782
Initial public offering related expenses	—	(44,183)	—	—	—
Other income / (expense), net	190,593	110,667	27,695	16,919	68,692
Income before income taxes	3,356,383	2,699,153	839,542	765,470	851,474
Income taxes	620,426	332,970	178,617	85,482	137,892
Net income	2,735,956	2,366,183	660,925	679,988	713,582

Earning per share
- Basic	21.76	19.23	5.17	5.44	5.70
- Diluted	21.47	19.07	5.09	5.40	5.63

Patni Computer Systems Limited

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and year ended 31 December 2005, prepared as per US GAAP

	Quarter ended 31 December		Year ended 31 December
	2005	2004	2005	2004
	(Unaudited)	(Restated)	(Unaudited)	(Audited, Restated)
	USD in thousands except share data
Revenues	123,902	92,731	450,332	326,582
Cost of revenues	79,396	58,773	288,481	202,461
Gross profit	44,506	33,958	161,851	124,121
Selling, general and administrative expenses	24,104	16,999	89,729	61,196
Foreign exchange (gain) / loss, net	2,341	(340)	1,693	2,082
Operating Income	18,061	17,299	70,429	60,843
Interest and dividend income	1084	1,126	4190	4,223
Interest expense	(1,146)	(364)	(2044)	(891)
Gain on sale of investments, net	74	57	1128	144
Other income/(expense), net	604	(428)	967	(1,940)
Income before income taxes	18,677	17,690	74,670	62,379
Income taxes	3974	1976	13,803	7,695
Net Income	14,703	15,714	60,867	54,684
Earning per share
- Basic	0.12	0.13	0.48	0.44
- Diluted	0.11	0.12	0.48	0.44
Weighted average number of common and redeemable common shares used in computing earnings per share
- Basic	127,710,772	124,939,553	125,736,592	123,066,042
- Diluted	129,779,529	125,977,649	127,457,632	124,084,992
Total assets	552,051	367,893	552,051	367,893
Cash and cash equivalents	148,820	77,143	148,820	77,143
Investments in mutual funds	141,776	85,623	141,776	85,623

Notes:

1      The above statement of financial results were taken on record by the Board of Directors at the adjourned meeting held on 1st February 2006.

2      The Board has recommended a final dividend of 125% for the year 2005 (previous year 100%) subject to approval of members.

3      The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States (‘US GAAP’.) All inter-company transactions and balances have been eliminated on consolidation.

4      The subsidiaries considered in the consolidated financial statements as at 31 December 2005 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, The Reference Inc, Patni Telecom Solutions Inc. (formerly Cymbal Corporation), Patni Telecom Solutions Pvt. Ltd (formerly Cymbal Information Services (P) Ltd), Patni Telecom Solutions (UK) Ltd (formerly Cymbal Corporation Ltd) and Cymbal Information Services (Thailand) Ltd.

5      On 3 November 2004, Patni Computer Systems Inc. USA acquired 100% equity in Cymbal Corporation. Consequently figures for the quarter and year ended 31 December 2005 are not comparable with corresponding figures of the previous year.

6      For the purpose of accounting for payroll and other related taxes for its international operations, the Company has reassessed the amounts accrued in its books. Consequently, the Company has restated the financial statements for fiscal year 2001, 2002, 2003 and 2004 for a net amount of $17,330,523.

7      In December 2005, pursuant to an Initial Public Offering of American Depository Shares(‘ADSs’) the Company has issued 6,156,250 ADSs (12,312,500 common shares)including the green shoe option of 1,031,250 ADSs for a net proceeds of $117,021,852 (after adjusting for direct expenses relating to ADSs of $8,196,274.)

8      Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

Summary of financial statements prepared as per US GAAP — Convenience translation

	Quarter ended 31 December		Year Ended 31 December
	2005	2004	2005	2004
	(Unaudited)	(Restated)	(Unaudited)	(Audited, Restated)
	Rs. in thousands except share data
Exchange Rate (Rs.)	44.95	43.27	44.95	43.27

Revenues	5,569,395	4,012,470	20,242,423	14,131,203
Cost of revenues	3,568,850	2,543,096	12,967,221	8,760,487
Gross profit	2,000,545	1,469,375	7,275,202	5,370,716
Selling, general and administrative expenses	1,083,475	735,547	4,033,319	2,647,951
Foreign exchange (gain) / loss, net	105,228	(14,712)	76,107	90,088
Operating income	811,842	748,540	3,165,777	2,632,677
Interest and dividend income	48,726	48,722	188,330	182,729
Interest expense	(51,513)	(15,750)	(91,878)	(38,554)
Gain on sale of investments, net	3,326	2,466	50,704	6,231
Other income/(expense), net	27,150	(18,520)	43,467	(83,944)
Income before income taxes	839,531	765,458	3,356,400	2,699,139
Income taxes	178,631	85,502	620,445	332,963
Net Income	660,900	679,957	2,735,955	2,366,177
Earning per share
- Basic	5.17	5.44	21.76	19.23
- Diluted	5.09	5.40	21.47	19.07
Total assets	24,814,683	15,918,749	24,814,683	15,918,749
Cash and cash equivalents	6,689,441	3,337,999	6,689,441	3,337,999
Investments in mutual funds	6,372,828	3,704,895	6,372,828	3,704,895

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all.  Investors are cautioned to not rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Narendra K. Patni
Chairman and Chief Executive Officer

Mumbai
1 February 2006

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the year ended 31 December 2005, as per Indian GAAP.

	Year ended 31 December
	2005	2004
	(Audited)	(Audited)
	Rs. in thousands except share data
Income
Sales and service income	19,869,306	14,765,175
Other income	381,932	180,905
	20,251,238	14,946,080

Expenditure
Personnel costs	11,197,700	8,422,664
Selling, general and administration costs	4,931,281	2,965,580
Depreciation (net of transfer from revaluation reserves)	678,077	516,234
Interest costs	81,234	1,688
Initial public offering related expenses	—	46,182
	16,888,292	11,952,348

Profit for the year before prior period items and taxation	3,362,946	2,993,732

Prior period items	909,687	—

Profit for the year before taxation	2,453,259	2,993,732
Provision for taxation (prior periods)	(196,413)	—
Provision for taxation - Fringe benefits	31,977	—
Provision for taxation	630,602	416,687

Profit for the year after taxation	1,987,093	2,577,045

Paid up equity share capital (Rs. per equity share of Rs. 2 each)	275,597	249,994

Reserves excluding revaluation reserves	20,962,256	13,952,342

Earnings per share (Rs. per equity share of Rs.2 each)
- Basic	15.80	20.94
- Diluted	15.59	20.77

Notes:

1      The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures prescribed by AS 21 - “Consolidated Financial Statements “ issued by the Institute of Chartered Accountants of India for the purpose of preparation and presentation of consolidated financial statements. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full.  Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full.  The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Consolidated financials statements are prepared using uniform accounting policies across the Group.

2      The subsidiaries considered in the consolidated financial statements as at 31 December 2005 are wholly owned subsidiaries, namely Patni Computer Systems Inc. USA, Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, The Reference Inc, Patni Telecom Solutions Inc. ( formerly Cymbal Corporation ), Patni Telecom Solutions Pvt. Ltd ( formerly Cymbal Information Services (P) Ltd ), Patni Telecom Solutions (UK) Ltd ( formerly Cymbal Corporation Ltd ) and Cymbal Information Services (Thailand) Ltd.

3      Paid up equity share capital does not include NIL (2004 : Rs. 4,038) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

4      Segment Information:

As on 31 December 2005 and for the year ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
Sales and service income	3,186,119	5,502,080	4,350,112	3,047,015	980,708	1,498,793	1,304,479	19,869,306
Sundry debtors	591,486	714,793	747,836	394,507	162,309	330,142	289,039	3,230,112
Cost and estimated earnings in excess of billings	116,184	232,032	160,162	412,979	73,212	135,558	45,936	1,176,063
Billings in excess of cost and estimated earnings	(8,492)	(17,280)	(34,186)	(20,351)	(3,113)	(9,378)	(13,130)	(105,930)
Advance from customers	(54,467)	(4,277)	(3,242)	—	(76)	—	(583)	(62,645)

As on 31 December 2004 and for the year ended

Particulars	Financial services	Insurance services	Manufacturing	Telecom	Independent Software Vendor	Product Engineering Services	Others	Total
Sales and service income	2,836,254	4,840,050	4,178,433	377,361	884,478	682,399	966,200	14,765,175
Sundry debtors	378,391	837,080	1,080,696	269,921	159,473	145,817	263,940	3,135,318
Cost and estimated earnings in excess of billings	87,834	52,456	198,590	86,901	89,935	77,103	74,571	667,390
Billings in excess of cost and estimated earnings	(2,406)	(41,272)	(36,245)	(4,335)	(1,203)	(20,836)	(17,834)	(124,131)
Advance from customers	—	(2,910)	(942)	—	(2,055)	—	(113)	(6,020)

5      On 3 November 2004, Patni Computer Systems Inc. USA acquired 100 % equity in Cymbal Corporation subsequently renamed as Patni Telecom Solutions Inc. Consequently figures for year ended 31 December 2005 are not comparable with corresponding figures of the previous year.

6      In December 2005, pursuant to an Initial Public Offering of American Depositary Shares (‘ADSs”), the Company has issued 6,156,250 American Depository Shares ( ‘ADSs’ ) representing 12,312,500 equity shares of Rs. 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of Rs. 5,739,262. Each ADS represents two equity shares of Rs 2 each fully paid-up. An amount of Rs. 369,406 has been incurred towards ADS issue expenses and the same has been adjusted against share premium received on the ADS issue in accordance with Section 78 of the Companies Act, 1956.

7      Pursuant to the revision of Accounting Standard on “The Effect of Changes in Foreign Exchange Rates”-(AS 11), the company revised its accounting policy relating to forward exchange contracts, effective 1 January 2005.  Consequent to this change in accounting policy, the profit for the nine months ended 30 September 2005 was lower by Rs. 2,013 and the reserves and surplus were reflected lower by Rs. 16,842.

In January 2006, the Institute of Chartered Accountants of India has come out with a new guideline on the subject. Consequently, the amount directly charged to foreign currency translation reserve of Rs. 45,895 upto December 2005 has been reversed and recognised as an expense in the statement of profit and loss in December 2005.

Due to change in the method of accounting for foreign currency translations, warranted by the revision of Accounting Standard 11 (AS 11) effective 1 January 2005, the profit for the year ended 31 December 2005 is lower by Rs 7,177 and the reserves and surplus is lower by Rs 2,308.

8      In connection with the preparation of the consolidated financial statements for the year ended 31 December,2005 and for the purposes of accounting for payroll and other related taxes for its international operations, the Company has reassessed the amounts accrued in its books.

Consequently, personnel cost, selling general & administration cost, interest and provision for taxation cost for the year ended 31 December 2005  include amounts of Rs 700,223, Rs 93,494, Rs 115,970 and Rs 126,725 respectively, pertaining to prior years/period. These adjustments aggregating to Rs 1,036,412 have also resulted in establishment of deferred tax benefit of Rs 323,138 for the year ended 31 December 2005.

9      Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

	Rs. in thousands Year ended 31 December
	2005	2004

Consolidated net income as per Indian GAAP	1,987,093	2,577,045
Income taxes	(52,991)	(12,317)
Fixed assets and depreciation	7,164	2,037
Foreign currency differences	51,364	29,820
Employee retirement benefits	(22,082)	30,532
Provision for decline in fair value of investment	28	(261)
Others	(1,873)	—
Business acquisition	(32,754)	8,150
Prior period adjustment	746,661	—
Total	695,517	57,961
Consolidated net income as per US GAAP	2,682,610	2,635,006

Note:

The consolidated net income as per US GAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per US GAAP - Convenience Translation” for reasons explained below the same table.

Financial results of Patni Computer Systems Limited for the quarter and year ended 31 December 2005, as per Indian GAAP (Standalone)

	Nine months ended 30 September	Quarter ended 31 December		Year ended 31 December
	2005	2005	2004	2005	2004
	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	Rs. in thousands except share data
Income
Sales and service income	6,366,411	2,389,551	1,879,734	8,755,962	7,020,675
Other income	245,370	117,290	43,335	362,660	157,060
	6,611,781	2,506,841	1,923,069	9,118,622	7,177,735
Expenditure
Personnel costs	2,874,954	1,053,049	737,431	3,928,003	2,860,765
Selling, general and administration costs	1,350,367	713,333	423,308	2,063,700	1,236,851
Depreciation	435,656	164,608	125,061	600,264	469,996
Interest costs	28,418	12,369	351	40,787	1,453
Initial public offering related expenses	—	—	—	—	46,182
	4,689,395	1,943,359	1,286,151	6,632,754	4,615,247

Profit for the period before prior period items and taxation	1,922,386	563,482	636,918	2,485,868	2,562,488
Prior period items	27,233	16,190	—	43,423	—
Profit for the period before taxation	1,895,153	547,292	636,918	2,442,445	2,562,488

Provision for taxation (prior periods)	1,009	112,187	—	113,196	—
Provision for taxation-Fringe benefits	16,979	13,370	—	30,349	—
Provision for taxation	261,742	93,029	47,534	354,771	257,073
Profit for the period after taxation	1,615,423	328,706	589,384	1,944,129	2,305,415

Paid up equity share capital (Rs. per equity share of Rs 2 each)	250,565	275,597	249,994	275,597	249,994
Reserves excluding revaluation reserves	14,803,308	20,135,730	13,166,472	20,135,730	13,166,472

Earnings per equity share of Rs 2 each
- Basic	12.92	2.61	4.72	15.46	18.73
- Diluted	12.75	2.58	4.68	15.25	18.58

Notes

1      The above statement of financial results were reviewed by the audit committee and approved by the Board of Directors at its adjourned meeting held on 1st February 2006.

2      The Board of directors at the adjourned meeting held on 1st February 2006 recommended a final dividend of 125% for the year 2005, subject to approval of the members.

	Year ended 31 December
	2005	2004
Dividend per share (Par value of Rs. 2/- each)	2.50	2.00
Percentage	125%	100%

3      Investor complaints for the quarter ended 31 December 2005:

Pending as on 1 October 2005	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	3	3	—

4      In December 2005, pursuant to an Initial Public Offering of American Depositary Shares (‘ADSs”), the Company has issued 6,156,250 American Depository Shares ( ‘ADSs’ ) representing 12,312,500 equity shares of Rs. 2 each fully paid-up at a price of US$ 20.34 per ADS for a gross proceeds of Rs. 5,739,262. Each ADS represents two equity shares of Rs 2 each fully paid-up. An amount of Rs. 369,406 has been incurred towards ADS issue expenses and the same has been adjusted against share premium received on the ADS issue in accordance with Section 78 of the Companies Act, 1956.

5      Statement of Utilisation of IPO Funds as of December 31, 2005

	No of shares	Price	Amount
Amount raised through IPO	13,415,200	230	3,085,496
Share issue expenses			225,274
Net proceeds			2,860,222

Deployment:
General Corporate Purposes
- Capital Expenditure for Office facilities			1,261,259

Strategic Initiatives
- Investments in Subsidiary Company to acquire Cymbal Corporation			1,598,963

Held under Short term Investments pending utilisation			—
Total			2,860,222

6      Statement of Utilisation of ADS Funds as of December 31, 2005

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856

Deployment:
Held as Bank balance pending utilisation			5,369,856

Total			5,369,856

7      Aggregate of Non-Promoter Shareholding

	Year ended 31 December
	2005	2004
- Number of Shares	76,205,597	61,004,207
- Percentage of Shareholding	55.30%	48.80%

8      Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

9      Text of this advertisement was approved by the Board of Directors at the adjourned meeting held on 1st February 2006.

10    Pursuant to the revision of Accounting Standard on “The Effect of Changes in Foreign Exchange Rates”-(AS 11), the company revised its accounting policy relating to forward exchange contracts, effective 1 January 2005.  Consequent to this change in accounting policy, the profit for the nine months ended 30 September 2005 was lower by Rs. 2,013 and the reserves and surplus were reflected lower by Rs. 16,842.

In January 2006, there was a further announcement issued on this standard. Consequently, the amount accounted as foreign currency translation reserve of Rs. 45,895 upto December 2005 has been reversed and recognised as an expense in the statement of profit and loss in December 2005.

11    In connection with the preparation of the consolidated financial statements for the year ended 31 December, 2005 and for the purposes of accounting for payroll and other related taxes for its international operations, the Company has reassessed the amounts accrued in its books.

Consequently, personnel cost, selling general & administration cost, interest cost and provision for taxation for the year ended 31 December 2005 include amounts of Rs 20,892, Rs 1,252, Rs 21,279 and Rs 126,725 respectively, pertaining to prior years/period. These adjustments aggregating to Rs 170,148 have also resulted in establishment of deferred tax benefit of Rs 13,529 for the year ended 31 December 2005.

By Order of the Board
for Patni Computer Systems Limited

Narendra K. Patni
Chairman and Chief Executive Officer
Mumbai
1 February 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: February 1, 2006	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary